25002332

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43115

SEC Mail Processing
MAY 02 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: H.C. Wainwright & Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

430 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth J. Kirsch	212.356.0509	kkirsch@hcwco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

9/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth J. Kirsch, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of H.C. Wainwright & Co., LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSEPH ZAKAY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ZA6409705
Qualified in Kings County
My Commission Expires 10-05-2028

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

H.C. Wainwright & Co., LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
(CONFIDENTIAL PER RULE 17A-5(E) (3))

FOR THE YEAR ENDED DECEMBER 31, 2024

H.C. Wainwright & Co., LLC

CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
H.C. Wainwright & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
April 14, 2025

H.C.Wainwright & Co., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

Assets		
Cash and cash equivalents	$ 37,235,471	
Deposit at clearing organizations	3,500,000	
Receivables from broker-dealers and clearing organizations	9,748,971	
Securities owned, at estimated fair value:		
Marketable stocks	7,893	
Non-marketable stocks	89,754	
Non-marketable warrants	207,842	
Advisory and other receivables, net of credit losses	2,582,944	
Employee Loans	351,505	
Receivable from Parent	63,456	
Prepaid expenses	1,783,995	
Right of use assets	4,046,288	
Leasehold and other deposits	663,348	
Fixed assets, net of depreciation and amortization	384,089	
Total Assets		$ 60,665,556
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 32,740,342	
Lease liabilities	4,515,151	
Deferred Revenue	2,020,000	
Total Liabilities		$ 39,275,493
Member's Equity		21,390,063
Total Liabilities and Member's Equity		$ 60,665,556

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

H.C. Wainwright & Co., LLC (the "Company") is a Delaware limited liability company that was organized for the purpose of providing investment banking and financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring, and strategic consulting. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and subject to the net capital and customer protection rules. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

The Company's sole member is HCWHC Inc. ("Parent") which was originally formed as a Delaware limited liability company on August 21, 2017. Effective September 1, 2019, the Parent filed a Certificate of Conversion to convert from a limited liability company to a Delaware C-Corporation. Effective December 14, 2020, the Parent had a change of ultimate majority owner from ZYXCO LLC to H.C. Wainwright Employee Stock Ownership Trust. Effective January 1, 2021, the Parent is recognized as an S-Corporation by the Internal Revenue Service under Subchapter S of the Internal Revenue Code. Effective May 2021, the Company's majority owner, H.C. Wainwright Employee Stock Ownership Trust, became the sole owner of the Company. Effective May 28, 2021, the Parent is recognized as a C-Corporation by the Internal Revenue Service under Subchapter C of the Internal Revenue Code.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Chief Operating Decision Makers ("CODM") of the Company include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, collectively referred to as management. Due to the similarities and related nature of the broker-dealer's products, management aggregates and evaluates the broker-dealer's private placement variable annuity contracts, private placement life insurance contracts, and related consulting operations as a single reporting segment, under the umbrella of financial products. The metrics used by management to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results.

NOTE 1 – NATURE OF BUSINESS(CONTINUED)

The Company's operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION AND USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Significant estimates include the Company's Level 3 non-marketable securities and warrants owned.

SECURITIES OWNED

"Securities owned" in the statement of financial condition consists of trading securities carried at fair value with related realized and unrealized gains and losses recognized in the statement of income. A portion of the Company's securities owned are classified as "Non-marketable." Non-marketable securities are typically securities restricted under the Federal Securities Act of 1933 provided by SEC Rule 144 (Rule 144), including the requisite holding period or have some restriction on their sale whether a buyer is identified.

WARRANTS

The Company recognizes revenue on the fair market value of warrants using the Black Scholes Valuation model, taking data inputs for each individual warrant based on the issue date of the warrant. For Warrants issued directly to the Company, the liability recorded represents the value of the warrant asset carried on the Company's financial statement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

The Company has no economic interest in any of the warrants recorded on the Company's financial statement, all of the value associated with the warrants is considered compensation and booked to the Company's income statement.

As of December 31, 2024, the Company carries an asset and liability for a FMV of $207,842.

FAIR VALUE OF SECURITIES OWNED

Substantially all of the Company's securities owned are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash, accounts payable and accrued expenses, approximate their fair values.

FAIR VALUE MEASUREMENT - DEFINITION AND HIERARCHY

The Company follows the provisions of ASC 820, "Fair Value Measurement and Disclosures", for our financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer à liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date.

The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

For investments classified within the Level 1 value hierarchy, the fair market value is calculated using inputs and prices in active markets.

Level 2 - Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets that are generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

Level 3 - Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Investments in warrants and certain stocks are classified within Level 3 value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs whose inputs include market interest rates and volatilities. Unobservable inputs used in these models are significant.

Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are not available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques, see Note 5.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

FIXED ASSETS

Furniture and Equipment are reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over useful lives of four and three years, respectively. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

ALLOWANCE FOR CREDIT LOSSES

The Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The Company assess all receivables each month before closing out the books and records and filing the various regulatory reports. An assessment is performed to ascertain the collectability of each receivable item. The assessment includes consideration of the likelihood that funding will occur based on historical loss rates, adjusted for expected change in loss rates, as a result of current and forecasted economic conditions. As of December 31, 2024, the Company had an allowance for credit losses of approximately $5,913,000.

RECEIVABLES FROM CLEARING BROKERS

The Company's receivables from clearing brokers include amount receivables from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organizations and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

INCOME TAXES

The Company files a consolidated federal, state and local tax returns with its Parent, which is a C-Corporation for the period January 1, 2024, through December 31, 2024.

On December 18, 2019, the FASB issued Accounting Standards Update No. 2019-12 ("ASU2019-12"), which clarified certain guidelines related to disregarded entities from FASB Accounting Standards Codification topic 740. Under the new guidelines, entities that are not subject to income tax are not required to recognize an allocation of consolidated income tax expense in their separate financials statements and are considered a disregarded entity.

NOTE 3 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Deposit at Clearing Organizations

The Company has clearing agreements with clearing brokers, which provide the clearing and depository operations for the Company's security transactions. Pursuant to the clearing agreements, the Company is obligated to maintain deposits in the aggregate amount of $3,500,000. These deposits are shown in deposits at clearing organizations in the statement of financial condition.

Receivable at Clearing Organizations

As indicated in note 2, the Company recognizes investment banking revenue and commission income on a trade date basis. At December 31, 2024, the Company has recorded the corresponding trade date receivable in receivables from broker-dealers and clearing organizations.

The Company assess all receivables each month before closing out the books and records and filing the various regulatory reports. At December 31, 2024, the Company had $9,748,971 receivables in specific accounts associated with the Company's clearing organizations. The Company reconciles the receivables with clearing organizations on a monthly basis.

NOTE 3 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS (CONTINUED)

At December 31, 2024, the Company had a $2,411,646 receivable balance for receivables from other broker-dealers, in which the Company performed underwriting services in connection with syndicate offerings. The co-managed underwritings are paid within 90 days from the settlement date of the transaction.

NOTE 4 – CONCENTRATION AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash and receivables from broker-dealers. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk, unless obligated to do so. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and based upon factors surrounding the credit risk of its counterparties, establishes an allowance for credit losses and, consequently, believes that its receivable credit risk exposure beyond such allowances is limited.

The Company maintains its cash and cash equivalents with various financial institutions located in the United States, including a working capital sweep arrangement with one major financial institution. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limits. At December 31, 2024, the Company exceeded the federally insured limit by $36,985,471.

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity.

Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows. For level 1 securities owned that are freely tradable and are listed on major securities exchanges, the Company uses their last reported sales price as of the valuation date.

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level 1 and 3 financial instruments:

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	At December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets				
Securities Owned:				
Stocks	$7,893	$0	$89,754	$97,647
Warrants	$0	$0	$207,842	$207,842

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following summarizes the change in carrying values associated with Level 1 & 3 financial instruments for the twelve months ended December 31, 2024:

Assets - Securities Owned:
Stocks

	Stocks & Warrants
Balance - January 1, 2024	$1,453,438
Purchases	$0
Sales	(133,739)
Net Purchases and Sales	(133,739)
Gains (losses):	
Realized	(0)
Unrealized	(1,014,210)
Net Realized and Unrealized Gains (losses)	(1,014,210)
Balance - December 31, 2024	$305,489

Liabilities -Securities Sold Short:
Stocks

	Stocks
Balance - January 1, 2024	$3,633,815
Securities Sold Short	$0
Sales from Securities Sold Short	(3,633,815)
Net Securities Sold Short	(3,633,815)
Gains (losses):	
Realized	0
Unrealized	0
Net Realized & Unrealized Gains(losses)	0
Balance - December 31, 2024	$0

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Unrealized net gains or losses for Level 1 and 3 financial assets are a component of revenues in the statement of income.

Under ASU 2018-13, nonpublic entities are not required to complete a reconciliation of the opening balances to the closing balances of recurring Level 3 fair value measurements. Rather, such entities are required to separately disclose for these Level 3 fair value measurements only changes during the period attributable to (1) purchases and issues (each type separately) and (2) transfers into or out of Level 3 (each type separately, and the reasons for those transfers must also be disclosed). ASU 2018-13 does not change the quantitative Level 3 roll forward disclosure requirements under current U.S. GAAP for entities that are not nonpublic entities.

The following table presents the changes in assets classified in Level 3 of the fair value hierarchy for the year ended December 31, 2024.

Level 3 - Securities Owned:
Stocks

	Level 3 Securities
Balance - January 1, 2024	$1,241,478
Purchases	0
Sales	(48,404)
Net Purchases and Sales	(48,404)
Gains (losses):	
Realized	0
Unrealized	(895,478)
Net Realized and Unrealized Gains(losses)	(895,478)
Transfers into Level 3	0
Transfers out of Level 3	(0)
Net Transfers	(0)
Balance - December 31, 2024	$297,596

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following table summarizes the quantitative information about Level 3 fair value measurements of investments, the table below is not intended to be all-inclusive, but instead summarizes the significant unobservable inputs relevant to the determination of Level 3 fair values.

Asset	Fair Value at December 31, 2024	Valuation Technique	Unobservable inputs	Unobservable input Range
Stocks	$89,754	Approximate Cost	N/A	N/A
Warrants	$207,842	Black Scholes Model	Historical Volatilities	78% - 520%

On October 1, 2020, the Company changed the ASC 820 hierarchical level of its non-marketable stocks. The Company believes the change in level and its application results in a disclosure that is representative of the fair value in the circumstances because the asset valuation of the amount transferred is based on a combination of mathematical models, complex market prices, subjective assumptions, and unobservable inputs. Additionally, assumptions from market participants are used when pricing the asset, given there is no readily available market information on them.

The Company's Level 3 investments have been valued at estimated fair value.

NOTE 6 – FIXED ASSETS

Fixed Assets consisted of the following at December 31, 2024:

Furniture	$668,946
Equipment	107,191
Leasehold improvements	253,293
	1,029,430
Less: accumulated depreciation/amortization	(645,341)
Total	$384,089

NOTE 6 – FIXED ASSETS(CONTINUED)

No equipment or fixtures were purchased through capital lease financing during 2024.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $18,395,299, which exceeded required net capital by $17,022,442 and a total aggregate indebtedness of $20,592,847. The Company's aggregate indebtedness to net capital ratio was 1.1195 to 1 at December 31, 2024

The Company classifies $18,682,647 of its Accounts payable, accrued expenses and other liabilities pertaining to discretionary liabilities as non-aggregate indebtedness(Non-A.I.) liabilities for its net capital calculation.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 8 – RECEIVABLE FROM PARENT

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

During the year ended December 31, 2024, the Company had total distributions to the Parent of $50,000,000. At December 31, 2024, the Company has a net receivable from Parent of $63,455.

NOTE 9 – COMMITMENTS, LITIGATION, AND INDEMNIFICATIONS

During January 2020, the Company renewed its original lease term to commence on January 15, 2020, and end on February 28, 2027.

NOTE 9 – COMMITMENTS, LITIGATION, AND INDEMNIFICATIONS(CONTINUED)

As of December 31, 2024, future minimum lease rental payments are as follows:

Year ending December 31	Commitment
2025	2,122,974
2026	2,122,974
2027 and Thereafter	353,829
Total	$4,599,777

Reconciliation of lease commitment (undiscounted) to Lease Liabilities per Statement of Financial Condition:

Total lease commitment	$4,599,777
Amounts representing discounts	(84,626)
Lease Liabilities per statement of financial condition	$4,515,151

Discount rate used to calculate the present value of its future lease payments to recognize lease liability is 1.76%.

In the normal course of business, the Company may be involved in litigation matters. The Company does not believe that any current litigation or other matters to which it is a party will have a material adverse effect on its financial position or results of operations. The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from institutional customer accounts introduced by the Company.

The Company may be directly impacted from the domestic and foreign markets in which it operates and the volatility of the financial markets. The effects of the potential impact cannot be estimated at this time.

NOTE 10 - SUBSEQUENT EVENTS

The Company has approved these financial statements and has evaluated subsequent events through the date the financial statements were issued.